SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                ------------------------------------------------

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

                ------------------------------------------------

                             FORCE PROTECTION, INC.
                             ----------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    345203202
                                 (CUSIP Number)

                                November 14, 2005
                                -----------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

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                                                                     Page 2 of 9
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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Midsummer Investment, Ltd.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
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     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           2,285,295 (1).
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              None.
       WITH:      --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           2,285,295 (1).
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           None.
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,285,295 (1).
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                             |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
--------------------------------------------------------------------------------

(1) Please see Item 4 for a description of the shares of Common Stock comprising the total of 2,285,295.

                                                                     Page 3 of 9
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Midsummer Capital, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           2,285,295 (1).
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              None.
       WITH:      --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           2,285,295 (1).
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           None.
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,285,295 (1).
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                             |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
--------------------------------------------------------------------------------

(1) Please see Item 4 for a description of the shares of Common Stock comprising the total of 2,285,295.

Item 1(a). Name of Issuer.

            Force Protection, Inc. (the "Issuer" or "VRA")

Item 1(b). Address of Issuer's Principal Executive Offices.

            9801 Highway 78, Bldg #2
            Ladson, South Carolina 29456

Item 2(a). Names of Person Filing.

            Midsummer Investment, Ltd. ("Midsummer Investment")
            Midsummer Capital, LLC ("Midsummer Capital")

Item 2(b). Address of Principal Business Office, or if none, Residence.

            As to Midsummer Investment:
            Midsummer Investment, Ltd
            c/o Midsummer Capital, LLC
            485 Madison Ave, 23rd Floor
            New York, NY 10022

            As to Midsummer Capital:
            485 Madison Avenue
            23rd Floor
            New York, New York 10022

Item 2(c). Citizenship.

            As to Midsummer Investment: Bermuda
            As to Midsummer Capital: New York

Item 2(d). Title of Class of Securities.

            Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e). CUSIP Number.

            345203202

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

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                                                                     Page 5 of 9

Item 4. Ownership.

            The 2,285,295 shares of Common Stock beneficially owned by Midsummer Investment include only actual shares of Common Stock. Additionally, Midsummer Investment holds 5,000 shares of Series D 6% Convertible Preferred Stock convertible into 2,450,980 shares of Common Stock and a Common Stock Purchase Warrant exercisable into 833,333 shares of Common Stock. However, the aggregate number of shares of Common Stock into which such preferred stock is convertible and into which such warrants are exercisable, and which Midsummer Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Investment, including the shares of Common Stock subject to this Schedule 13G, does not exceed 4.99% of the total outstanding shares of Common Stock. Accordingly, such shares of preferred stock and warrants are not currently convertible or exercisable, as the case may be, into Common Stock unless and until the actual shares of Common Stock held by any of Midsummer Investment or Midsummer Capital is less than 4.99% of the total outstanding shares of Common Stock.

            Midsummer Capital serves as general partner and principal investment manager to Midsummer Investment, and as such has been granted investment discretion over Midsummer Investment's investments, including the investment in the common stock of the Issuer. As a result of its role as general partner and investment manager to Midsummer Investment, Midsummer Capital may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of such common stock held by Midsummer Investment. However, Midsummer Capital does not have the right to receive dividends from, or the proceeds from the sale of, such common stock held by Midsummer Investment and disclaims any beneficial ownership of such shares of such common stock.

      Accordingly, for the purpose of this Statement:

      (a) Amount beneficially owned by Midsummer Investment: 2,285,295 shares of Common Stock of the Issuer.
      (b) Percent of Class: Midsummer Investment beneficially holds 6.5% of the Issuer's issued and outstanding Common Stock (based on 35,355,047 shares of Common Stock issued and outstanding, as of September 30, 2005, as stated by the Issuer in its Form 10-Q for the quarter ended September 30, 2005).
      (c)   Number of shares as to which Midsummer Investment has:
            (i) Sole power to direct the vote: 2,285,295 shares of Common Stock of the Issuer.
            (ii)  Shared power to vote or to direct the vote: None.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 2,285,295 shares of Common Stock of the Issuer.
            (iv) Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5. Ownership of Five Percent or Less of a Class.

            Not applicable.

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                                                                     Page 6 of 9

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 7 of 9

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: November 18, 2005


                                        MIDSUMMER INVESTMENT, LTD.

                                        By: /s/ Michel A. Amsalem
                                            ---------------------------
                                            Name: Michel A. Amsalem
                                            Title: Director


                                        MIDSUMMER CAPITAL, LLC

                                        By: /s/ Michel A. Amsalem
                                            ---------------------------
                                            Name: Michel A. Amsalem
                                            Title: President

Exhibit Index
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99.1            Joint Filing Agreement